UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly-Traded Company with Authorized Capital

National Directory of Legal Entities Registration (CNPJ) number: 06.948.969/0001-75
Board of Trade Company Registration (NIRE) number: 35.300.316.584

MINUTES OF THE EXTRAORDINARY MEETING

HELD ON APRIL 30th, 2021

1	DatE, TIME AND PLACE: On April 30th (the thirtieth), 2021, at 02:00 p.m., exclusively by digital means of communication, pursuant to the provisions set forth in Article 4, Paragraph 2, Subsection I and Article 21-C, Paragraph 2 and Paragraph 3 of the Instruction of the Brazilian Securities Exchange Commission (“CVM”) number 481, dated December 17th, 2009 (“ICVM 481”). According to the provisions set forth in Article 4, Paragraph 3 of the ICVM 481, this Extraordinary Meeting (“Meeting”) of Linx S.A. (“Company”) was considered to be held at the registered office of the Company, established in the City of São Paulo, State of São Paulo, at Avenida Doutora Ruth Cardoso, no. 7221, 7º andar, sala 1, Edifício Birmann 21, Pinheiros, Postal Code (CEP) 05425-902.
2	NOTICE OF CALL AND PUBLICATIONS: The Notice of Call was published in the issues of 31 de março de 2021, 1º de abril de 2021 e 6 de abril de 2021 in the Brazilian Official Gazette of the State of São Paulo (pages 350, 185 e 118 respectively) and on March 31, 2021, April 1, 2021 and April 2, 2021 in the Newspaper O Estado de São Paulo (B15, B4 e B5 respectively), pursuant to the provisions set forth in Article 124 of the Act 6.404/1976 (“Corporation Law”).
3	ATTENDANCE: The Meeting relied on the attendance of the Stockholders representing 33,36% of the registered common stocks with no par value issued by the Company, regardless of the stocks kept in treasury, according to the records of the electronic system of participation made available by the Company, pursuant to the provisions set forth in Article 21-V, subsection III of the ICVM 481 and the information set forth in the analytic maps prepared by the bookkeeping agent and by the Company itself, pursuant to the provisions set forth in Article 21-W, subsections I and II of the ICVM 481.
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4	PRESIDING BOARD: Nércio José Monteiro Fernandes - Chairman; and Ana Paula Frigo - Secretary.

5	inicial explanations: The Meeting was held exclusively by digital means of communication, through the Microsoft Teams platform. In addition, the exercise of the voting rights was allowed by sending the remote voting form, pursuant to the provisions set forth in the ICVM 481, including the full recording, according to the provisions set forth in Article 21-C, Paragraph 1, II, of the ICVM 481. The Presiding Board presented the general instructions on the operation of the electronic system of participation and the conduction of the Meeting to the Stockholders, so as to organize and facilitate the execution of the works.
6	AVAILABILITY OF DOCUMENTS: The documents concerning the issues set forth in the Agenda of the Meeting, including the Administration Proposal and remaining documents required by the ICVM 481 were made available to the Stockholders at the registered office of the Company and disclosed on the website of the Company itself, of CVM and B3 S.A. – Brasil, Bolsa, Balcão (“B3”).
7	READING OF DOCUMENTS: The reading of the documents listed in the Agenda, in addition to the Consolidated Summarized Voting Map disclosed to the market was waived, according to the provisions set forth in Article 21-W, Paragraph 4, of the ICVM 481, considering that said documents are fully known to the attending Stockholders.
8	minutes in the form of summary: The drawing up of these Minutes in the form of summary and its publication without the signatures of the Stockholders was approved, according to the provisions set forth in Article 130, Paragraph 1 and Paragraph 2 of the Corporation Law.
9	AGENDA: (i) To establish the total remuneration of the members of the administration of the Company for the fiscal year to be closed on December 31st, 2021; and (ii) to elect the members of the Board of Directors for the term of office which shall last until the Regular Meeting of 2022 that approves the accounts of the Administrators, related to the fiscal year to be closed on December 31st, 2021.
10	DeCISIONS: After the analysis and discussion of the issues set forth in the Agenda, the attending Stockholders decided:
(i)	by majority of votes, with 39,706,720 votes in favor, 3,036,401 votes against and 15,985,831 abstentions, to approve the establishment of the total remuneration of the members of the administration of the Company for the fiscal year to be closed on December 31st, 2021 at to twenty-six million, five hundred and seventy-eight thousand, eight hundred and forty-seven Brazilian reais (BRL 26,578,847.00), according to the Administration Proposal;
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(ii)	by majority of votes, with 36,871,703 votes in favor, 9,059,770 votes against and 12,797,479 abstentions, to elect the members of the Board of Directors of the Company, which shall be comprised of five (05) members, all of them to perform for a term office that shall last until the Regular Meeting of 2022 that approves the accounts of the Administrators related to the fiscal year to be closed on December 31st, 2021, with observance of the declarations delivered by the candidates, and considering that they met the requirements set forth in Article 147 and respective Paragraphs of the Corporation Law, and subsections I to IV of Article 2 of the Instruction CVM 367/2002, and according to the B3 Novo Mercado Listing Rules, as follows:
(i)	Mr. Nércio José Monteiro Fernandes, Brazilian citizen, married, system analyst, bearer of the Brazilian Identity Card (RG) number 7.760.014, issued by the Public Safety Department, State of São Paulo (SSP/SP), registered with the Brazilian Treasury Department as an Individual Taxpayer (CPF/ME) under number 022.256.918-27, with business office established in the City of São Paulo, State of São Paulo, at Avenida Doutora Ruth Cardoso, no. 7221, Cj. 701, Bl. A, Dep. 20, sala 01, Edifício Birmann 21, Pinheiros, Postal Code (CEP) 05425-902, as Chairman of the Board of Directors of the Company;
(ii)	Mr. Alberto Menache, Brazilian citizen, married, business manager, bearer of the Brazilian Identity Card (RG) number 24.257.036-7, issued by the Public Safety Department, State of São Paulo (SSP/SP), registered with the Brazilian Treasury Department as an Individual Taxpayer (CPF/ME) under number 172.636.238-89, with business office established in the City of São Paulo, State of São Paulo, at Avenida Doutora Ruth Cardoso, no. 7221, Cj. 701, Bl. A, Dep. 20, sala 01, Edifício Birmann 21, Pinheiros, Postal Code (CEP) 05425-902, as Vice-Chairman of the Board of Directors of the Company;
(iii)	Mr. Alon Dayan, Brazilian citizen, married, engineer, bearer of the Brazilian Identity Card (RG) number 8.894.140-1, issued by the Public Safety Department, State of São Paulo (SSP/SP), registered with the Brazilian Treasury Department as an Individual Taxpayer (CPF/ME) under number 014.642.468-90, with business office established in the City of São Paulo, State of São Paulo, at Avenida Doutora Ruth Cardoso, no. 7221, Cj. 701, Bl. A, Dep. 20, sala 01, Edifício Birmann 21, Pinheiros, Postal Code (CEP) 05425-902, as member of the Board of Directors of the Company;
(iv)	Mr. João Adamo Junior, Brazilian citizen, married, businessperson, bearer of the Brazilian Identity Card (RG) number 11.347.422, issued by the Public Safety Department, State of São Paulo (SSP/SP), registered with the Brazilian Treasury Department as an Individual Taxpayer (CPF/ME) under number 132.904.408-85, with business office established in the City of São Paulo, State of São Paulo, at Rua Fernando da Cruz, no. 150, Jardim Guedala, Postal Code (CEP) 05615-130, as independent member of the Board of Directors of the Company, pursuant to the provisions set forth in the B3 Novo Mercado Rules; and
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(v)	Mr. Roger de Barbosa Ingold, Brazilian citizen, married, engineer, bearer of the Brazilian Identity Card (RG) number 2.956.666-66, registered with the Brazilian Treasury Department as an Individual Taxpayer (CPF/ME) under number 047.147.818-04, with business office established at 121 Hepworth Court, 30 Gatliff Road, London, United Kingdom, Postal SW1W8QP, as independent member of the Board of Directors of the Company, pursuant to the provisions set forth in the B3 Novo Mercado Rules.

11	Subsequently, as Ratliff a result of the foregoing election, the Stockholders gained knowledge of the resignation of Mr. João Adamo Junior, qualified above, to the position of permanent member of the Fiscal Council of the Company, for which he was elected in the Regular Meeting held on April 24th, 2019, according to Resignation Letter filed at the registered office of the Company. It is hereby registered that the position previously occupied by Mr. João Adamo Junior in the Fiscal Council of the Company shall be henceforth occupied by the deputy also elected in the Regular Meeting of the Company held on April 24th, 2019, Mr. Arthur Henrique da Silva Alcântara Bezerra, Brazilian citizen, married, administrator, bearer of the Brazilian Identity Card (RG) number 916.472, issued by the Public Safety Department, State of Espírito Santo (SSP-ES), registered with the Brazilian Treasury Department as an Individual Taxpayer (CPF/ME) under number 005.118.087-12, residing and domiciled in the City of São Paulo, State of São Paulo, at Rua Pelotas, no. 541, apto. 101, Postal Code (CEP) 04012-002, with term of office which shall last until the Regular Meeting of 2021 that approves the accounts related to the fiscal year of 2020, which is convened for May 27th, 2021.
12	CLOSING: There being no further business to be addressed, the opportunity to speak was offered to the attendees, but considering that no one wished to speak, the works were suspended for the period necessary to draw up these Minutes in the form of summary, and the publication in the form of summary, without the signatures of the Stockholders, is hereby authorized, pursuant to the provisions set forth in Article 130, Paragraph 1 and Paragraph 2 of the Corporation Law. The Meeting was reopened and these Minutes were read, conferred and approved by the attendees and signed by the Presiding Board. According to the provisions set forth in Article 21-V, Paragraph 1 and Paragraph 2 of the ICVM 481, the Stockholders whose remote voting forms were considered valid by the Company and the Stockholders that registered their attendance in the electronic system of participation Microsoft Team were considered to be present in the Meeting and signatories of the Minutes.
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13	SIGNATURES. Presiding Board: Nércio José Monteiro Fernandes - Chairman; and Ana Paula Frigo - Secretary.

São Paulo, April 30th, 2021.

Presiding Board:

Nércio José Monteiro Fernandes Chairman	Ana Paula Frigo Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2021

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer